Exhibit 99.2

Dreamland Limited Announces Unaudited Interim Financial Results for the six months ended September 30, 2025

HONG KONG, January 29, 2026 – Dreamland Limited (Nasdaq: TDIC) (the “Company”), an event management service provider based in Hong Kong, today announced its unaudited interim condensed financial results for the six months ended September 30, 2025.

Overview:

●	Revenue was HK$40.0 million for the six months ended September 30, 2025, representing an increase of 29.0% for the same period in 2024.

●	Net loss was HK$37.0 million for the six months ended September 30, 2025, as compared with the profit of HK$2.7 million for the same period in 2024.

Six Month Financial Results Ended September 30, 2025

Revenue. Revenue increased by 29.0% from HK$31.0 million for the six months ended September 30, 2024 to HK$40.0 million for the six months ended September 30, 2025, which was mainly contributed by the shift of operation focus from pure services provider to event organizer and investor, resulting to an increase in sales and ticketing income of HK$10.9 million and sponsorship income of HK$11.1 million, partially offset by a reduction of event management and video production income of HK$13.4 million.

Selling, general and administrative expenses. General and administrative expenses increased by 9.2 times from HK$4.2 million for the six months ended September 30, 2024 to HK$39.0 million for the six months ended September 30, 2025, which was mainly due to (i) the incurrence of share-based payment expenses of HK$23.5 million relating to the 12-month business development and marketing service agreement entered into in August 2025, and (ii) an increase in the professional fee and listing expenses of HK$10.5 million related to the initial public offering completed during the period.

Net loss. Net loss for the period ended September 30, 2025 was HK$37.0 million, as compared with the net profit of HK$2.7 million for the same period in 2024, which was mainly due to the reduction of revenue and increase in selling, general and administrative expenses.

Basic and diluted loss per share. Basic and diluted loss per share was HK$1.21 and HK$1.21 per ordinary share respectively for the six months ended September 30, 2025, as compared to a basic and diluted earning per share of HK$0.09 per ordinary share for the six months ended September 30, 2024.

About Dreamland Limited

Dreamland Limited is an event management service provider specializing in assisting event organizers in organizing, planning, promoting and managing themed tour walk-through experience events for IP owners of characters in well publicized animated cartoons and/or live action theatrical motion pictures.

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to the Company’s plan to regain compliance with the Minimum Bid Price Requirement. A forward-looking statement is a projection about a future event or result, and whether the statement comes true is subject to many risks and uncertainties. These statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative thereof. The actual results or activities of the Company will likely differ from projected results or activities of the Company as described, and such differences could be material. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Rounding Amounts and Percentages

Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding.

For further information, please contact:

Dreamland Limited

Tel: (852) 5628 6281

Email: info@trendicint.com

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DREAMLAND LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF MARCH 31, 2025 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2025

	As at March 31, 2025 (audited)	As at September 30, 2025 (unaudited)
	HKD	HKD
ASSETS
Equipment, net	64,991	29,542
Right-of-use assets	438,539	263,123
Non-current assets	503,530	292,665

Current assets:
Intangible assets	$3,107,201	$-
Deposits and prepayments	11,278,456	25,529,737
Amount due from related parties	1,219,865	-
Amount due from joint operation parties	1,759,280	20,412,892
Investment on event projects	6,288,244	17,020,085
Contract assets	57,000	-
Inventory	305,307	353,290
Accounts and other receivables	17,082,085	16,840,037
Cash and bank balances	17,135,719	10,534,848
Total current assets	58,233,157	90,690,889

TOTAL ASSETS	$58,736,687	$90,983,554

Non-current liabilities:
Bank borrowings	5,859,581	5,648,598
Lease liabilities	122,559	-
Total non-current liabilities	5,982,140	5,648,598

Current liabilities:
Bank borrowings, current portion	$7,978,822	$3,374,713
Lease liabilities, current portion	534,235	364,374
Tax payable	2,088,347	111,885
Amount due to a shareholder	1,839,193	1,844,451
Amount due to a related party	288,350	-
Trade and other payables	31,099,006	48,404,774
Total current liabilities	43,827,953	54,100,197

TOTAL LIABILITIES	$49,810,093	$59,748,795

SHAREHOLDERS’ EQUITY

Class A Ordinary Shares US$0.00001 par value authorized shares 9,500,000,000 shares as of March 31, 2025 and September 30, 2025; 28,660,000 shares issued and outstanding as of March 31, 2025 and 36,000,000 shares issued and outstanding as of September 30, 2025*	2,233	2,806
Class B Ordinary Shares US$0.00001 par value authorized shares 500,000,000 shares as of March 31, 2025 and September 30, 2025; 1,000,000 shares issued and outstanding as of March 31, 2025 and September 30, 2025	78	78

Subscription receivables	(3,974)	(3,974)
Reserves	2,011,663	61,299,872
Retained earnings / (accumulated deficit)	6,916,594	(30,064,023)
TOTAL SHAREHOLDERS’ EQUITY	$8,926,594	$31,234,759

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	$58,736,687	$90,983,554

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DREAMLAND LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

	Six months ended September 30,
	2024 (unaudited)	2025 (unaudited)
	HKD	HKD

Revenues	$30,462,186	$39,962,062
Revenues, related party	552,166	-
Total Revenues, net	31,014,352	39,962,062

Costs and expenses:
Cost of revenue	(19,736,299)	(34,535,505)
Cost of revenue – related party	(468,350)	(230,759)

Selling, general and administrative expenses	(4,226,640)	(41,217,901)
Research and development	(660,000)	-
Amortization	(2,318,444)	(390,000)
Impairment of rights of use assets	(111,136)	-
Depreciation	(238,649)	(210,865)

Profit/(Loss) from operations	3,254,834	(36,622,968)

Other income/(expenses):
Interest income	38,676	1,292
Finance costs	(232,971)	(401,922)
Other income	1,000	128,581
Total other income/(expenses), net	(193,295)	(272,049)

Profit/(Loss) before income taxes	3,061,539	(36,895,017)

Income tax expense	(350,000)	(85,600)

NET PROFIT/(LOSS)	$2,711,539	(36,980,617)

Profit/(Loss) per Class A Ordinary Share:
- Basic	$0.095	(1.212)
- Diluted	$0.091	(1.212)

Weighted average number of Class A Ordinary Shares
- Basic	28,660,000	30,519,670
- Diluted	29,660,000	30,519,670

Weighted average number of Class B Ordinary Shares
- Basic and diluted	1,000,000	1,000,000

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